# THERMASAT

## GATHERING STEAM FOR THE NEXT INDUSTRIAL REVOLUTION

*Dr. Troy Howe*
*ThermaSat Inc*
*6/15/2022*



# *THERMASAT* SUMMARY

- *ThermaSat – A small satellite propulsion system using sunlight and water*

- *Key technologies: molten salts and greenhouse effect*

- *Provides collision avoidance, extends lifetime, de-orbits on completion*

- *Draws minimal electric power, completely safe for launch and ride share, can be used for nearly every satellite*



# *SMALL SATELLITE REVOLUTION*

- *Current CubeSat Market estimated at $375M*
- *Services:*
  - *Remote Sensing*
  - *Internet of Things*
  - *Data Storage*
  - *Cloud Computing*
  - *Ship/Plane/Asset Tracking*



# Small Satellites Need Propulsion

- Satellites require propulsion to maintain orbit, avoid collisions, and de-orbit

- Using electric power from the satellite interferes with the mission
  - Early 2022: 40 StarLink satellites lost due to geomagnetic storm- could have been saved with ThermaSat

- Many small satellites "ride share" on other launch vehicles with other payloads

SPACE PROPULSION MARKET IN 2026: $22.5B (MarketsandMarkets)

# THERMASAT TECHNOLOGY

- *High energy density thermal storage using Molten salt phase change materials*
- *Novel optical system using selective filters and photonic crystals*
- *Uses superheated steam for high performance propulsion at 1,100K (1,500F)*


Surface Mounted Solar Panels
Insulating Material
Intermediate Pressure Vessel
Optical Filters
Propellant Tank
Supporting Structure
Nozzle
Thermal Capacitor
Flow Channel

# *THERMASAT* **BENEFITS**

- *Minimal electric power draw*
- *No combustible materials*
- *No corrosive/toxic materials*
- *Can increase lifetime of satellites*
- *Can avoid debris*
- *Can de-orbit at end of life*





# *PROGRESS SO FAR*





- *Project has been funded by NSF SBIR Phase I and Phase II grants*

- *Feasibility of optical system, thermal system, and overall design has been shown*

- *Phase II of the SBIR in process, expected to produce operational prototype in Q4 2023*

- *Afwerx subcontracts performed for SCORPIUS and CubeCab*

# *THERMASAT* **DEVELOPMENT**

- *Independent company ThermaSat Inc formed to focus on ThermaSat technology in 2021*

- *Currently fundraising to acquire staff, equipment, and begin production*



### DR. TROY HOWE

#### CEO

Expert in nuclear power and propulsion systems, 2x NASA NIAC fellow and CEO of Howe Industries



### JACK MILLER

#### CTO

Lead engineer on ThermaSat program and Entrepreneurial lead for NSF I-Corps program.



### MARVIN WEINBERGER

#### Managing Director

Serial entrepreneur and inventor with multiple successful businesses.